UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities and Exchange Act of 1934
HILAND PARTNERS, LP
(Name of Issuer)
HILAND PARTNERS, LP
HILAND PARTNERS GP, LLC
HILAND HOLDINGS GP, LP
HILAND PARTNERS GP HOLDINGS, LLC
HLND MERGERCO, LLC
HH GP HOLDING, LLC
HAROLD HAMM
JOSEPH L. GRIFFIN
MATTHEW S. HARRISON
(Names of Person(s) Filing Statement)
COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS OF HILAND PARTNERS, LP
(Title of Class of Securities)
431291103
(CUSIP Number of Class of Securities)
Matthew S. Harrison
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Telephone: (580) 242-6040
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Douglas E. McWilliams	Joshua Davidson
Vinson & Elkins LLP	Paul F. Perea
1001 Fannin Street, Suite 2500	Baker Botts L.L.P.
Houston, Texas 77002	910 Louisiana Street
Telephone: (713) 758-2222	Houston, Texas 77002
Telephone: (713) 229-1234
This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction ☐.
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,896,608	$1,724

*	As of June 30, 2009, there were (i) 3,970,909 common units of Hiland Partners, LP outstanding that were owned by unitholders other than Hiland Holdings GP, LP and (ii) 15,750 restricted common units of Hiland Partners, LP outstanding that were owned by non-employee directors of the general partner of Hiland Partners, LP, which restricted common units will become fully vested as common units immediately prior to the closing of the merger.
Total consideration of $30,896,608 was determined based upon the product of (i) 3,986,659, the aggregate number of common units proposed to be converted into the right to receive merger consideration and (ii) the merger consideration per common unit of $7.75.
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.00005580 by the total consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$2,861
Filing Party:	Hiland Partners, LP and Hiland Holdings GP, LP
Form or registration No.:	Schedule 14A
Date Filed:	July 1, 2009

INTRODUCTION	1
Item 1. Summary Term Sheet	1
Item 2. Subject Company Information	2
Item 3. Identity and Background of Filing Person	2
Item 4. Terms of the Transaction	4
Item 5. Past Contacts, Transactions, Negotiations and Agreements	5
Item 6. Purpose of the Transaction and Plans or Proposals	6
Item 7. Purposes, Alternatives, Reasons and Effects	6
Item 8. Fairness of the Transaction	7
Item 9. Reports, Opinions, Appraisals and Certain Negotiations	8
Item 10. Source and Amount of Funds or Other Consideration	9
Item 11. Interest in Securities of the Subject Company	10
Item 12. The Solicitation or Recommendation	10
Item 13. Financial Statements	10
Item 14. Persons/Assets, Retained, Employed, Compensated or Used	10
Item 15. Additional Information	11
Item 16. Exhibits	11
SIGNATURES	13
EXHIBIT INDEX	15
EX-99.(C)(2)
EX-99.(C)(3)
EX-99.(C)(4)
EX-99.(C)(5)
EX-99.(C)(6)
EX-99.(C)(7)
EX-99.(C)(8)
EX-99.(C)(9)
EX-99.(C)(10)
EX-99.(C)(11)
EX-99.(C)(12)
EX-99.(C)(13)
EX-99.(C)(14)
EX-99.(C)(15)
EX-99.(C)(16)
EX-99.(C)(17)

INTRODUCTION
     This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Hiland Partners, LP, a Delaware limited partnership (“Hiland Partners”), Hiland Partners GP, LLC, a Delaware limited liability company and the general partner of Hiland Partners (“Hiland GP”), Hiland Holdings GP, LP, a Delaware limited partnership (“Hiland Holdings” and together with Hiland Partners, the “Hiland Companies”), Hiland Partners GP Holdings, LLC, a Delaware limited liability company and the general partner of Hiland Holdings (“Holdings GP ”), HH GP Holding, LLC, an Oklahoma limited liability company and affiliate of Harold Hamm (“Parent”), HLND MergerCo, LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“HLND Merger Sub”), Harold Hamm, Chairman of the Hiland Companies, Joseph L. Griffin, Chief Executive Officer and President of the Hiland Companies, and Matthew S. Harrison, Chief Financial Officer and Vice President—Finance and Secretary of the Hiland Companies, in connection with the Agreement and Plan of Merger, dated June 1, 2009, among Hiland Partners, Hiland GP, Parent and HLND Merger Sub (the “Hiland Partners merger agreement,” and the transactions set forth therein, the “Hiland Partners merger”).
     If the Hiland Partners merger agreement and the Hiland Partners merger are approved by the affirmative vote of (a) the holders of a majority of the outstanding common units of Hiland Partners, not held by Hiland GP or its affiliates (including Hiland Holdings) voting as a class and (b) the holders of a majority of the outstanding subordinated units of Hiland Partners voting as a class, then HLND Merger Sub will merge with and into Hiland Partners with Hiland Partners continuing as the surviving entity.
     In the Hiland Partners merger, each outstanding common unit of Hiland Partners (other than common units held by Hiland Holdings), will be converted into the right to receive merger consideration of $7.75 per common unit in cash, without interest (the “Hiland Partners merger consideration”). Each restricted common unit held by non-employee members of the Board of Directors of Hiland GP will fully vest as a common unit immediately prior to the closing of the Hiland Partners merger and automatically convert into the right to receive the Hiland Partners merger consideration. All other restricted common units, phantom units and unit option awards issued pursuant to the Hiland Partners, LP Long-Term Incentive Plan which are outstanding as of the effective time of the Hiland Partners merger will remain outstanding in accordance with their respective terms as equity awards in the surviving entity.
     Concurrently with the filing of this Schedule 13E-3, Hiland Partners and Hiland Holdings are filing jointly a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the definitive version of which the Boards of Directors of the general partner of each of Hiland Partners and Hiland Holdings will be soliciting proxies from unitholders of Hiland Partners and Hiland Holdings in connection with the mergers of both Hiland Companies. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto, in each case to the extent related to Hiland Partners, the Hiland Partners merger agreement or the Hiland Partners merger.
     All information in, or incorporated by reference in, this Schedule 13E-3 and/or the Preliminary Proxy Statement other than information concerning Parent and its affiliates (other than Hiland GP, Hiland Partners, Holdings GP and Hiland Holdings) has been supplied by Hiland Partners and Hiland Holdings. All information in, or incorporated by reference in, this Schedule 13E-3 by reference to the Preliminary Proxy Statement is hereby incorporated by reference to the extent related to, in each case, Hiland Partners, the Hiland Partners merger agreement and the Hiland Partners merger.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     Summary Term Sheet. The information set forth under the caption “Summary Term Sheet” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information
Regulation M-A Item 1002
(a)	Name and Address. The name of the subject company is Hiland Partners, LP, a Delaware limited partnership with principal executive offices at 205 West Maple, Suite 1100, Enid, Oklahoma 73701. Its telephone number is (580) 242-6040.

(b)	Securities. The class of securities to which this Schedule 13E-3 relates is common units representing limited partner interests of Hiland Partners of which 6,292,380 were issued and outstanding as of June 30, 2009.

(c)–(d)	Trading Market and Price; Dividends. The information set forth under the caption “Common Stock Market Price and Dividend Information” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. On September 25, 2006, Hiland Holdings completed its initial public offering of its common units representing limited partner interests. Hiland Holdings sold 8,050,000 common units at a price of $18.50 per common unit (excluding underwriting discounts and commissions) for an aggregate amount of proceeds (after deducting underwriting discounts and commissions and a structuring fee) of approximately $139.6 million.

(f)	Prior Stock Purchases. The information set forth under the caption “Certain Purchases and Sales of Hiland Companies Common Units” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
(a)–(b)	Name and Address; Business and Background of Entities. The information set forth under the captions “Directors and Executive Officers of the Hiland Companies,” “Information Concerning, Harold Hamm, Parent and Merger Subs” and “Directors and Executive Officers of Parent and Merger Subs” in the Preliminary Proxy Statement is incorporated herein by reference.

Harold Hamm
302 North Independence
Enid, Oklahoma 73701
(580) 233-8955
Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP.

Joseph L. Griffin 205 West Maple, Suite 1100 Enid, Oklahoma 73701 (580) 242-6040 Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP.

Matthew S. Harrison 205 West Maple, Suite 1100 Enid, Oklahoma 73701 (580) 242-6040 Chief Financial Officer, Vice President—Finance, Secretary and Director of each of Holdings GP and Hiland GP.

(c)	Business and Background of Natural Persons. The information set forth under the caption “Directors and Executive Officers of the Hiland Companies” in the Preliminary Proxy Statement is incorporated herein by reference. Set forth below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each filing party that is a natural person. During the past five years, none of the persons or entities described have been (i)

convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen.

Name	Business Address	Employment History
Harold Hamm	302 North Independence Enid, Oklahoma 73701 Telephone: (580) 233-8955	Chairman of the board of directors of Hiland Partners GP, LLC since October 2004 and serves as chairman of the compensation committee of the board of directors. Chairman of the board of directors of Hiland Partners GP Holdings, LLC since May 2006 and serves as chairman of the compensation committee of the board of directors. Mr. Hamm served as President and Chief Executive Officer and as a director of Continental Gas, Inc. since December 1994 and then served as Chief Executive Officer and a director to 2004. Since its inception in 1967 until October 2005, Mr. Hamm served as President and Chief Executive Officer and a director of Continental Resources, Inc. and currently serves as its Chief Executive Officer and Chairman of its board of directors. Mr. Hamm is also immediate past President of the National Stripper Well Association, a member of the executive board of the Oklahoma Independent Petroleum Association and a member of the executive board of the Oklahoma Energy Explorers. In addition, Mr. Hamm is a director of Complete Production Services, Inc., a publicly traded oilfield service company.

Joseph L. Griffin	205 West Maple, Suite 1100 Enid, Oklahoma 73701 Telephone: (580) 242-6040	Chief Executive Officer, President and a director of Hiland Partners GP, LLC since June 2007. Chief Executive Officer, President and a director of Hiland Partners GP Holdings, LLC since June 2007. Mr. Griffin has more than 20 years of experience in the midstream natural gas industry. From 2004 to June 2007, Mr. Griffin served as executive vice president over multiple facets of the business of Lumen Midstream Partnership, a subsidiary of the Southern Ute Indian Tribe, in Tulsa, Oklahoma. In 1989, Mr. Griffin co-founded Lumen Midstream, held various senior level management positions and served as a director until Lumen was sold in 2004 to the Southern Ute Indian Tribe.

Name	Business Address	Employment History
Matthew S. Harrison	205 West Maple, Suite 1100 Enid, Oklahoma 73701 Telephone: (580) 242-6040	Chief Financial Officer, Vice President—Finance, Secretary and director of Hiland Partners GP, LLC since April 2008. Chief Financial Officer, Vice President—Finance, Secretary and director of Hiland Partners GP Holdings, LLC since April 2008. Mr. Harrison joined Hiland as Vice President of Business Development in February 2008 from Wachovia Securities where he most recently was a director for its Energy & Power Mergers & Acquisitions Group. Prior to joining Wachovia in 2007, Mr. Harrison spent eight years with A.G. Edwards Capital Markets’ Mergers & Acquisitions Group, most recently leading its energy mergers & acquisitions effort. Prior to joining A.G. Edwards, Mr. Harrison spent five years with Price Waterhouse as a senior accountant.
Item 4. Terms of the Transaction
Regulation M-A Item 1004
(a)	Material Terms. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings”

“Special Factors”

“Information about the Special Meetings and Voting”

“The Hiland Partners Merger Agreement” and

“Annex A: Hiland Partners Merger Agreement”

(c)	Different Terms. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“Special Factors—Provisions for Unaffiliated Security Holders”

“The Hiland Partners Merger Agreement—Effect of the Merger on the Common Units and Certain Other Securities of Hiland Partners and Merger Sub” and

“The Hiland Partners Merger Agreement—Other Covenants and Agreements—Indemnification and Insurance”

(d)	Appraisal Rights. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights” and

“Special Factors—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” in the Preliminary Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a)	Transactions. None.

(b)	Significant Corporate Events. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Partners Merger Agreement” and

“Annex A: Hiland Partners Merger Agreement”

(c)	Negotiations or Contracts. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Partners Merger Agreement” and

“Annex A: Hiland Partners Merger Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers—The Hiland Partners Support Agreement”

“Special Factors—Financing of the Mergers”

“Security Ownership of Certain Beneficial Owners and Management” and

“Annex B: Support Agreement (related to Hiland Partners Merger)”

Item 6. Purpose of the Transaction and Plans or Proposals
Regulation M-A Item 1006
(b)	Use of Securities Acquired. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”

“Special Factors—Structure and Steps of the Mergers” and

“Annex A: Hiland Partners Merger Agreement”
(c)(1)–(8)	Plans. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Mergers”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers”

“Special Factors—Financing of the Mergers”

“The Hiland Partners Merger Agreement” and

“Annex A: Hiland Partners Merger Agreement”
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
(a)	Purposes. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”
(b)	Alternatives. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Mergers”

“Summary Term Sheet—Effects of the Mergers —Going Private Transaction”

“Summary Term Sheet—Interests of Certain Persons in the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Summary of Analyses of Wachovia Securities—Summary of Strategic

Alternatives Analysis”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”
(c)	Reasons. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Summary of Analyses of Wachovia Securities”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”
(d)	Effects. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—The Mergers”

“Summary Term Sheet—Effects of the Mergers—Going Private Transaction”

“Summary Term Sheet—Material United States Federal Income Tax Considerations”

“Special Factors—Background of the Mergers”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Primary Benefits and Detriments of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers—Harold Hamm and the other Hamm Continuing Investors”

“Special Factors—Material United States Federal Income Tax Considerations”

“Special Factors—Tax Consequences of the Hiland Partners Merger”

“Special Factors—Structure and Steps of the Mergers”

“The Hiland Partners Merger Agreement” and

“Annex A: Hiland Partners Merger Agreement”
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
(a)–(b)	Fairness; Factors Considered in Determining Fairness. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:

“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors— Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Summary of Analyses of Wachovia Securities”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Annex C: Opinion of Jefferies & Company, Inc.”
(c)	Approval of Security Holders. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference
“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Questions and Answers about the Mergers and the Special Meetings”

“Information about the Special Meetings and Voting—Record Date and Quorum Requirement” and

“Information about the Special Meetings and Voting—Vote Required at Hiland Partners Special Meeting; How Units are Voted”
(d)	Unaffiliated Representative. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Effects of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Annex C: Opinion of Jefferies & Company, Inc.”
(e)	Approval of Directors. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Recommendations of the Hiland Companies Boards of Directors and Conflicts Committees”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers” and

“Special Factors—Interests of Certain Persons in the Mergers”
(f)	Other Offers. The information set forth under the caption “Special Factors—Background of the Mergers” in the Preliminary Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
(a)–(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The discussion materials prepared by Barclays Capital Inc. and provided to Harold Hamm and his representatives, dated November 17, 2008 and November 20, 2008, are set forth as Exhibits (c)(2) and

(c)(3) hereto and are incorporated herein by reference. The presentation materials prepared by Wachovia Capital Markets, LLC and provided to Harold Hamm and his affiliates, dated December 18, 2008, January 5, 2008 (presented on January 5, 2009), January 8, 2009, January 9, 2009, January 21, 2009, March 3, 2009, March 3, 2009, March 13, 2009, March 16, 2009, March 16, 2009 March 17, 2009, March 17, 2009 and April 16, 2009 are set forth as Exhibits (c)(4) — (c)(16), respectively, hereto and are incorporated herein by reference. The presentation of Jefferies & Company, Inc. to the Conflicts Committee of the Board of Directors of Hiland Partners, dated June 1, 2009, is attached hereto as Exhibit (c)(17) and is incorporated herein by reference. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Opinion of Financial Advisors”

“Special Factors—Background of the Mergers”

“Special Factors— Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors—Summary of Analyses of Wachovia Securities”

“Special Factors—Effects of the Mergers”

“Special Factors—Estimated Fees and Expenses”

“Other Matters” and

“Annex C: Opinion of Jefferies & Company, Inc.”

The written opinion of Jefferies & Company, Inc. is attached to the Preliminary Proxy Statement as Annex C and is incorporated herein by reference
(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Hiland Partners during its regular business hours by any interested unitholder of Hiland Partners.
Item 10. Source and Amount of Funds or Other Consideration
Regulation M-A Item 1007
(a)–(b)	Source of Funds; Conditions. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Conditions to Completion of the Mergers”

“Summary Term Sheet—Fees and Expenses; Remedies”

“Summary Term Sheet—Financing of the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers” and

“Special Factors—Financing of the Mergers”
(c)	Expenses. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Fees and Expenses; Remedies”

“Summary Term Sheet—Financing of the Mergers”

“Special Factors—Background of the Mergers”

“Special Factors—Financing of the Mergers”

“Special Factors—Estimated Fees and Expenses” and

“The Hiland Partners Merger Agreement—Reimbursement of Certain Expenses”
(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
(a)-(b)	Securities Ownership; Securities Transactions. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—The Parties—The Hiland Companies”

“Summary Term Sheet—The Parties—Harold Hamm, Parent and Merger Subs”

“Summary Term Sheet—Effects of the Mergers—Continued Investment by Harold Hamm, certain of his Affiliates and the Hamm family trusts”

“Special Factors—Interests of Certain Persons in the Mergers”

“Security Ownership of Certain Beneficial Owners and Management—Beneficial Ownership of Hiland Partners” and

“Certain Purchases and Sales of Hiland Companies Common Units—Hiland Partners”
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
(d)-(e)	Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet—Recommendations of Hiland Companies Boards of Directors and Conflicts Committees”

“Summary Term Sheet—The Special Meetings—Required Unitholder Votes; Support Agreements”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Position of HLND Schedule 13E-3 Filing Persons as to the Fairness of the Hiland Partners Merger”

“Special Factors—Reasons of Combined Schedule 13E-3 Filing Persons for the Mergers”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Structure and Steps of the Mergers—The Hiland Partners Support Agreement”

“Information about the Special Meetings and Voting—Vote Required at Hiland Partners Special Meeting; How Units are Voted” and

“The Hiland Partners Merger Agreement—Recommendation”
Item 13. Financial Statements
Regulation M-A Item 1010
(a)	Financial Information. The information set forth under the caption “Selected Historical Consolidated Financial Data—Hiland Partners,” in the Preliminary Proxy Statement is incorporated herein by reference. Hiland Partners’ Annual Report on Form 10-K for the years ended December 31, 2008 and December 31, 2007 as well as its quarterly report on Form 10-Q for the quarter ended March 31, 2009 are incorporated herein by reference.
(b)	Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth under the following captions in the Preliminary Proxy Statement is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers about the Mergers and the Special Meetings—Who can help answer my questions”

“Special Factors—Background of the Mergers”

“Special Factors—Recommendation of the Hiland Partners Conflicts Committee and Hiland Partners Board of Directors; Reasons for Recommending Approval of the Merger”

“Special Factors—Opinion of Financial Advisor of Hiland Partners ”

“Special Factors—Interests of Certain Persons in the Mergers”

“Special Factors—Estimated Fees and Expenses”

“Information about the Special Meetings and Voting—Who to Call for Assistance” and

“Information about the Special Meetings and Voting—Proxy Solicitation”
Item 15. Additional Information
Regulation M-A Item 1011
(b) The information set forth in the Preliminary Proxy Statement and annexes thereto is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 30, 2009).

(a)(2)	Form of Proxy Card (included as [Annex ] June 30, 2009 of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Partners GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

(c)(1)	Opinion of Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC, dated June 1, 2009 (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008.

(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008.

(c)(4)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated December 18, 2008.

(c)(5)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 5, 2008.

(c)(6)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 8, 2009.

(c)(7)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 9, 2009.

(c)(8)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 21, 2009.

(c)(9)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 3, 2009.

(c)(10)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 3, 2009.

(c)(11)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 13, 2009.

Exhibit No.	Description

(c)(12)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 16, 2009.

(c)(13)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 16, 2009.

(c)(14)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 17, 2009.

(c)(15)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 17, 2009.

(c)(16)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated April 16, 2009.

(c)(17)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on June 1, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC and Hiland Partners, LP (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(d)(2)	Hiland Partners funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

(d)(3)	Hiland Partners Support Agreement, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

(f)	None.

(g)	None.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2009	HILAND PARTNERS, LP

	By:	Hiland Partners GP, LLC, its general partner

	By:	/s/ Matthew S. Harrison
	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: July 1, 2009	HILAND PARTNERS GP, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: July 1, 2009	HILAND HOLDINGS GP, LP

	By:	Hiland Partners GP Holdings, LLC, its general partner

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: July 1, 2009	HILAND PARTNERS GP HOLDINGS, LLC

	By:	/s/ Matthew S. Harrison

	Name:	Matthew S. Harrison
	Title:	Chief Financial Officer, Vice President— Finance and Secretary

Dated: July 1, 2009	HLND MERGERCO, LLC

	By:	/s/ Harold Hamm

	Name:	Harold Hamm
	Title:	President

Dated: July 1, 2009	HH GP HOLDING, LLC

	By:	/s/ Harold Hamm
	Name:	Harold Hamm
	Title:	Sole Member

Dated: July 1, 2009	HAROLD HAMM

/s/ Harold Hamm

Harold Hamm

Dated: July 1, 2009	JOSEPH L. GRIFFIN

/s/ Joseph L. Griffin

Joseph L. Griffin

Dated: July 1, 2009	MATTHEW S. HARRISON

/s/ Matthew S. Harrison

Matthew S. Harrison

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Hiland Holdings GP, LP and Hiland Partners, LP (incorporated by reference to the Hiland Holdings GP, LP and Hiland Partners, LP Joint Preliminary Proxy Statement filed with the Securities and Exchange Commission on June 30, 2009).

(a)(2)	Form of Proxy Card (included as [Annex ] June 30, 2009 of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(a)(3)	Joint press release issued by Hiland Holdings GP, LP and Hiland Partners, LP, dated June 1, 2009 (incorporated by reference to Exhibit 99.1 to Hiland Partners GP, LP’s Form 8-K, dated June 1, 2009 and filed June 1, 2009).

(c)(1)	Opinion of Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC, dated June 1, 2009 (included as Annex C of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

(c)(2)	Discussion materials prepared by Barclays Capital Inc., dated November 17, 2008.

(c)(3)	Discussion materials prepared by Barclays Capital Inc., dated November 20, 2008.

(c)(4)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated December 18, 2008.

(c)(5)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 5, 2008.

(c)(6)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 8, 2009.

(c)(7)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 9, 2009.

(c)(8)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated January 21, 2009.

(c)(9)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 3, 2009.

(c)(10)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 3, 2009.

(c)(11)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 13, 2009.

(c)(12)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 16, 2009.

(c)(13)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 16, 2009.

(c)(14)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 17, 2009.

(c)(15)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated March 17, 2009.

(c)(16)	Presentation materials prepared by Wachovia Capital Markets, LLC, dated April 16, 2009.

(c)(17)	Materials presented by Jefferies & Company, Inc. to the conflicts committee of the board of directors of Hiland Partners GP, LLC on June 1, 2009.

(d)(1)	Agreement and Plan of Merger, dated as of June 1, 2009, by and between HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC and Hiland Partners, LP (included as Annex A of the Preliminary Proxy Statement filed herewith as Exhibit (a)(1)).

Exhibit No.	Description

(d)(2)	Hiland Partners funding and equity rollover commitment letter, dated as of June 1, 2009, by and between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

(d)(3)	Hiland Partners Support Agreement, dated as of June 1, 2009, by and between Hiland Partners, LP, Hiland Partners GP, LLC, Hiland Holdings GP, LP, Hiland Partners GP Holdings, LLC, HH GP Holding, LLC and HLND MergerCo, LLC (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Hiland Partners, LP on June 1, 2009).

(f)	None.

(g)	None.